NEXTEL COMMUNICATIONS, INC.
2001 Edmund Halley Drive
Reston, Virginia 20191

January 24, 2003

Securities and Exchange Commission
450 Fifth St., N.W.
Washington, D.C. 20549

Re: Form S-3 (File No. 333-98261)

Ladies/Gentlemen:

     On behalf of Nextel Communications, Inc., in accordance with Rule 477, we hereby request withdrawal of the above-referenced registration statement. We are requesting withdrawal since the transaction pursuant to which the securities were to be issued was settled in cash. No securities were sold in the proposed offering.

     If you have any questions, please contact our counsel, Lisa Stater, at (404) 581-8255.

NEXTEL COMMUNICATIONS, INC

By:	/s/ LEONARD J. KENNEDY ———————————————— Leonard J. Kennedy Senior Vice President and General Counsel